EXHIBIT 99.1

Bezeq - The Israel Telecommunication Corp. Ltd. (the “Company”)

To:	The Tel Aviv Stock Exchange
The Israeli Securities Authority

Re:	Notice on the Results of an Issue pursuant to a Shelf Offer Report as of October 13, 2015

Pursuant to Article 30 of the Securities Law, 5728 – 1968, and in accordance with the Securities Regulations (Notice of Results of the Offer in a Prospectus), 5530 – 1969, the Company hereby announces the results of the issue of the bonds (series 9 and 10) of the Company pursuant to a shelf offer report of the Company dated October 13, 2015 (hereinafter: the "Shelf Offer Report"), published pursuant to a shelf prospectus of the Company dated May 30, 2014, as amended by a correction of a clerical error on June 5, 2014 (hereinafter: the "Shelf Prospectus").

The bonds (series 9) and the bonds (series 10) of the Company were offered in two separate tenders that took place in October 14, 2015.

The details regarding the results of the tender with respect to the bonds (series 9) (hereinafter: "Tender 9") are as follows:

1.	Pursuant to the Shelf Offer Report, the Company offered to the public up to NIS 400,000,000 par value of registered bonds (series 9) of the Company, not linked (principal and interest) to any linkage basis, in exchange for their par value (hereinafter: the "Bonds (Series 9)"). The Bonds (Series 9) were offered to the public in 400,000 units, each unit consisting of NIS 1,000 par value of Bonds (Series 9) and at a price of NIS 1,000 (hereinafter: "#9 Units") under a uniform offering, by way of tender on the annual interest rate borne by the Bonds (Series 9), which will not exceed 3.65% per annum, all as specified in the Shelf Offer Report.

2.	Offering of #9 Units was not underwritten.

3.	Classified investors undertook by an advance undertaking to file requests to purchase 340,000 #9 Units, in such amounts and subject to such interest rates as specified in the Shelf Offer Report.

4.	The listing of subscriptions to purchase Bonds (Series 9) that were offered to the public was opened on Wednesday October 14, 2015, and closed on that same day.

5.	The results of #9 Tender are as follows:

5.1.	In the framework of the tender, 197 orders were received for the purchase of 388,451 #9 Units.

5.2.	Out of the orders that were placed, 48 orders to purchase 340,000 #9 Units were received from classified investors, as above stated in Section 3, and 149 orders for the purchase of 48,451 #9 Units were received from the public.

5.3.	The annual interest rate to be borne by the Bonds (Series 9) as prescribed in the tender, shall be 3.65% (hereinafter: "Prescribed Series 9 Interest").

5.4.	The first interest payment for Bonds (Series 9) will be performed on December 1, 2015, for the period which starts on the first trading day following the tender date (in other words, on October 15, 2015), and ends on the last day prior to the first payment date of the interest (in other words, on November 30, 2015), calculated according to the number of calendar days in that period on a 365 days-per-year basis (hereinafter: the "First Interest Period for #9 Series"). Accordingly, the interest rate to be paid for the First Interest Period for #9 Series will be 0.46%.

5.5.	The semi-annual interest rate to be paid on the outstanding balance, as it may be from time to time, of the principal of the Bonds (Series 9), which will be paid on June 1 and December 1 in each year between 2016 and 2025 (inclusive), for the interest period ending upon the payment date (in other words – the six months period ending upon the payment date, not including that date), will be 1.825%.

6.	Pursuant to the results of #9 Tender, 388,451 #9 Units were allotted, all in accordance with the provisions of Section 2.7.6 of the Shelf Prospectus, as follows:

6.1.	40 orders from classified investors for the purchase of 260,090 #9 Units, for which an interest rate lower than the Prescribed Series 9 Interest was prescribed, were accepted in full.

6.2.	134 orders from the public to purchase 47,668 #9 Units, for which an interest rate lower than the Prescribed Series 9 Interest was prescribed, were accepted in full.

6.3.	8 orders from classified investors to purchase 79,910 #9 Units, for which an interest rate equal to the Prescribed Series 9 Interest was prescribed, were accepted in full.

6.4.	15 orders from the public to purchase 783 #9 Units, for which an interest rate equal to the Prescribed Series 9 Interest was prescribed, were accepted in full.

7.	The total (gross) consideration to be received by the Company for Bonds (Series 9) allotted pursuant to the Shelf Offer Report, totals 388,451 NIS thousands.

The details regarding the results of the tender in connection with Bonds (Series 10) (hereinafter: the "#10 Tender") are as follows:

8.	Pursuant to the Shelf Offer Report, the Company offered to the public up to NIS 400,000,000 par value of registered bonds (series 10) of the Company, linked (principal and interest) to the increase rate in the Consumer Price Index published on September 13, 2015, for August 2015, in exchange for their par value (hereinafter: the "Bonds (Series 10)"). The Bonds (Series 10) were offered to the public in 400,000 units, each unit consisting of NIS 1,000 par value of Bonds (Series 10) each at the price of NIS 1,000 (hereinafter: "#10 Units") under a uniform offering, by way of tender on the annual interest rate borne by the Bonds (Series 10), which will not exceed 2.22% per annum, all as specified in the Shelf Offer Report.

9.	Offering of #10 Units was not underwritten.

2

10.	Classified investors undertook by an advance undertaking to file requests to purchase 340,000 #10 Units, in such amounts and subject to such interest rates as specified in the Shelf Offer Report.

11.	The listing of subscriptions to purchase Bonds (Series 10) that were offered to the public was opened on Wednesday October 14, 2015, and closed on that same day.

12.	The results of #10 Tender are as follows:

12.1.	In the framework of the tender, 685 orders were received for the purchase of 442,988 #10 Units.

12.2.	Out of the orders placed, 38 orders for the purchase of 340,000 #10 Units were received from classified investors as above said in Section 10 and 647 orders for the purchase of 102,988 #10 Units were received from the public.

12.3.	The annual interest rate to be borne by the Bonds (Series 10) as prescribed in the tender, shall be 2.2% (hereinafter: "Prescribed Series 10 Interest").

12.4.	The first interest payment for the Bonds (Series 10) will be performed on December 1, 2015, for the period which starts on the first trading day following the tender date (in other words, on October 15, 2015), and ends on the last day prior to the first payment date of the interest (in other words, on November 30, 2015), calculated according to the number of calendar days in that period on a 365 days-per-year basis (hereinafter: the "First Interest Period for #10 Series"). Accordingly, the interest rate to be paid for the First Interest Period for #10 Series will be 0.2773%.

12.5.	The semi-annual interest rate to be paid on the outstanding balance, as it may be from time to time, of the principal of the Bonds (Series 10), which will be paid on June 1 and December 1 in each year between 2016 and 2025 (inclusive), for the interest period ending upon the payment date (in other words – the six months period ending upon the payment date, not including that date), will be 1.1%.

13.	Pursuant to the results of #10 Tender, 400,000 #10 Units were allotted, all in accordance with the provisions of Section 2.7.6 of the Shelf Prospectus, as follows:

13.1.	24 orders from classified investors for the purchase of 286,101 #10 Units, for which an interest rate lower than the Prescribed Series 10 Interest was prescribed, were accepted in full.

13.2.	52 orders from the public for the purchase of 8,447 #10 Units, for which an interest rate lower than the Prescribed Series 10 Interest was prescribed, were accepted in full.

13.3.	10 orders from classified investors for the purchase of 19,500 #10 Units, for which an interest rate equal to the Prescribed Series 10 Interest was prescribed, were accepted in full.

13.4.	595 orders from the public for the purchase of 94,541 #10 Units, for which an interest rate equal to the Prescribed Series 10 Interest was prescribed, were partially accepted so that each orderer would receive about 90.91% of the units it had ordered.

13.5.	4 orders from classified investors for the purchase of 34,399 #10 Units, for which an interest rate higher than the Prescribed Series 10 Interest was prescribed, were not accepted.

3

14.	The total (gross) consideration to be received by the Company for the bonds (Series 10) allotted pursuant to the Shelf Offer Report, totals 400,000 NIS thousands.

The total (gross) consideration to be received by the Company for the bonds (Series 9 and 10) to be allotted pursuant to the Shelf Offer Report, totals 788,451 NIS thousands.

The above summary constitutes a translated summary of Immediate Report published by the Company. The Hebrew version was submitted by the Company to the relevant authorities pursuant to Israeli law, and represents the binding version and the only one having legal effect. This translation was prepared for convenience purposes only.

4